UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __________)*

James River Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

470359100
(CUSIP Number)

12/31/05
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)

[	]	Rule 13d-1(c)

[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 470359100

1.	Names of Reporting Persons.
I.R.S. Identification nos. of above persons (entities only)

J. Adam Abram

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power	729,914(1)
	6. Shared Voting Power	127,009(2)
	7. Sole Dispositive Power	729,914(1)
	8. Shared Dispositive Power	127,009(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	856,923

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not
applicable

11.	Percent of Class Represented by Amount in Row (9)	5.6%

12.	Type of Reporting Person (See Instructions)	IN

(1) Includes 367,308 shares of common stock held by J. Adam Abram, options to purchase an aggregate of 233,089 shares of common stock exercisable within 60 days of December 31, 2005 held by Mr. Abram, currently exercisable warrants to purchase 87,500 shares of common stock held by Mr. Abram and 42,017 shares of common stock held by Mr. Abram’s mother for which he holds power of attorney.

(2) Includes 127,009 shares of common stock held by Abram Investments, LLC for which Mr. Abram shares voting and dispositive power with his wife.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer	James River Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1414 Raleigh Road, Suite 415, Chapel Hill, NC 27517

Item 2.

(a)	Name of Person Filing	J. Adam Abram

(b)	Address of Principal Business Office or, if none, Residence

1414 Raleigh Road, Suite 415, Chapel Hill, NC 27517

(c)	Citizenship	United States

(d)	Title of Class of Securities	Common Stock, par value $0.01 per share

(e)	CUSIP Number	470359100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[	]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[	]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[	] A parent holding company or control person in accordance with §240.13d-
1(b)(1)(ii)(G);

(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[	]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 856,923

Page 3 of 5 pages

(b)	Percent of class: 5.6%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 729,914(1).

(ii)	Shared power to vote or to direct the vote 127,009(2).

(iii)	Sole power to dispose or to direct the disposition of 729,914(1).

(iv)	Shared power to dispose or to direct the disposition of 127,009(2).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable. Reporting person is filing pursuant to Rule 13d-1(d).

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date /s/ J. Adam Abram
Signature
J. Adam Abram
Name/Title

Page 5 of 5 pages